RENAISSANCE ANNOUNCES SUBMISSION OF PROVISIONAL PLANS IN MEXICO, EXECUTIVE APPOINTMENTS AND PROVIDES AN OPERATIONAL UPDATE

March 14, 2016 – Vancouver, BC – Renaissance Oil Corp. (“Renaissance” or the “Company”) (TSX-V: ROE) is pleased to announce the Company has submitted the required Provisional Plans to the Comisión Nacional de Hidrocarburos (the “CNH”) of Mexico outlining the Company’s plans for the transition of field operations of the Mundo Nuevo, Topén and Malva blocks from PEMEX to Renaissance.  Upon approval of the Provisional Plans by the CNH, Renaissance will be granted a Signature Date to execute the License Contracts for each of the awarded blocks.  We expect the Signature Date will be no later than May 13, 2016 and will mark an important milestone of Renaissance becoming an oil and gas operator in Mexico.

The CNH has provided additional clarity in terms of the Performance Guarantee that requires the Company to provide a letter of credit or a surety bond in an amount of 50% of the estimated Minimum Work Program.  As per the guidelines provided by CNH the estimated aggregate amount of the letters of credit or surety bonds required for Renaissance’s three awarded blocks is approximately USD$8 million.

Renaissance is pleased to announce the appointment of Willem Veltman as Operations Manager in Mexico.  Mr. Veltman has over 30 years of oil and gas operations and senior management experience in Latin America with the most recent 26 years focused exclusively in Mexico.  Mr. Veltman began his career with Schlumberger in Brazil, Argentina and Mexico and has subsequently had key roles with local companies and international organizations with petroleum operations in Mexico.  Mr. Veltman has experience with associations and negotiations with PEMEX and has managed the growth of several oil and gas fields in Mexico.  Mr. Veltman served as Asset Director at Petrofac Mexico, in charge of the USD$ 1.4 billion 30-yr E&P contract for the development of the mature Pánuco - Cacalilao oil field.  Previous to that, he oversaw the start-up and became the General Manager at GPA Energy, the oil and gas company of Grupo Industrial Monclova, in charge of organizing the group’s 2006 bid for the Pemex tender of the USD$ 433 million Monclova gas field development contract.  Mr. Veltman received his M.Sc. degree in Geophysics at Delft University of Technology in the Netherlands.  Mr. Veltman resides in Villahermosa, Mexico which is within 65 kilometres of Renaissance’s three awarded petroleum development blocks.

Renaissance is pleased to welcome Harpreet Dhaliwal who has joined the Company as Chief Financial Officer.   Ms. Dhaliwal is a Chartered Accountant with 8 years of experience in the resource sector including positions with Endeavour Mining Corporation and Uranium One Inc.  Ms. Dhaliwal is a Chartered Accountant and holds a Bachelor of Science degree from the University of British Columbia.

Renaissance would like to thank Jeremy Crichton, the Company’s former CFO, who has made a valuable contribution to Renaissance’s development since 2014 when the Company was initially listed on the TSX-V.  Mr. Crichton has recently left the Company to pursue other interests and we wish him all the best in his future endeavors.

The Company has received an extension to the term of the US$20 million senior secured term loan facility that will now mature on May 31, 2016.  The facility is intended for the acquisition of certain Pemex project assets and/or project assets held by the state located in Mexico.  The use of funds from the Facility and further extensions to its maturity are subject to the prior consent of the lender.

Renaissance’s technical team and senior management, have recently conducted a field inspection on the awarded blocks of Mundo Nuevo, Topén and Malva.  The Company was able to ascertain the working condition of production equipment, acquire updated production levels and obtained samples of the producing hydrocarbons.  The Company is pleased to report that the lease conditions and equipment are in good working order and the combined production for the three blocks is currently estimated in excess of 700 barrels per day of light and medium crude oil, which is slightly above the Company’s pre-auction estimates.  Renaissance is encouraged by the new information it has gathered and continues to refine its field development plans of optimizing existing production facilities, workovers to existing wells and the drilling of a series of new development wells aimed to significantly increase field production levels.

Renaissance is a growing energy company focused on opportunities in Mexico.  For further information, please visit our website at www.renaissanceoil.com.

RENAISSANCE OIL CORP.

Per:

Craig Steinke

Chief Executive Officer

For further information contact

Craig Steinke, Chief Executive Officer

Tel: 604-536-3637

Kevin J. Smith, Vice President, Business Development

Tel: 403-200-9047

Cautionary Note Regarding Forward-Looking Statements

This news release contains certain “forward-looking statements” within the meaning of Canadian securities legislation, including, without limitation, statements with respect to the expected listing of the Warrants.  Forward-looking statements are statements that are not historical facts which address events, results, outcomes or developments that the Company expects to occur; they are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “aims”, “potential”, “goal”, “objective”, “prospective”, and similar expressions, or that events or conditions “will”, “would”, “may”, “can”, “could” or “should” occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Certain material assumptions regarding such forward-looking statements are discussed in this news release and the Company’s annual and quarterly management’s discussion and analysis filed at www.sedar.com. Except as required by the securities disclosure laws and regulations applicable to the Company, the Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

The securities offered have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), or any U.S. state securities laws, and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons (as defined under the U.S. Securities Act) absent registration or any applicable exemption from the registration requirements of the U.S. Securities Act and applicable U.S. state securities laws. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities in the United States, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.